UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                Cadmus Communications Corporation

                        (Name of Issuer)

                 Common Stock ($ .50 Par Value)
                 (Title of Class of Securities)

                            127587103
                         (CUSIP Number)

David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
      Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          April 7, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 127587103

1.   Sheridan Printing Company, Inc.
          IRS Identification No.:  22-1631052
     James E. Sheridan


2.   Check the appropriate box is a member of a group* (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds*
          Sheridan Printing Company, Inc. - WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Sheridan Printing Company, Inc. - New Jersey
          James E. Sheridan - U.S.A.e Voting Power
               460,000

7.   Shared Voting Power
               0

8.   Sole Dispositive Power
               460,000

9.   Shared Dispositive Power
               0

10.  Aggregate amount beneficially owned by each reporting person
          460,000

11.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

12.  Percent of class represented by amount in row (11)
           5.89%

13.  Type of reporting person*
          Sheridan Printing Company, Inc. - CO
          James E. Sheridan - IN

                          SCHEDULE 13D

ITEM 1, 2, 4, 6 and 7

          Reference is made to Items 1, 2, 4, 6 and 7 set forth in the Schedule 13D of the Reporting Persons dated March 10,
1999, which Items are incorporated herein by reference.

ITEM 3.   Source and Amount of Fund or Other Consideration.

          The source of funds to be used by Sheridan and James E.
Sheridan in making a purchase of shares of common stock of Cadmus, to which this Schedule 13D relates, is from the working capital of Sheridan and personal funds of James E. Sheridan, respectively.

Item 5.   Interest in Securities of the Issuer.

          (a) Based on 7,813,251 shares of Cadmus common stock outstanding on January 31, 1999, the Shareholders may be deemed the beneficial owner, in the aggregate, of 460,000 shares of Cadmus common stock. These 460,000 shares would represent approximately 5.89% of Cadmus shares of common stock outstanding upon issuance, assuming that no other shares are issued by Cadmus, including shares issuable upon exercise of any options outstanding for Cadmus common stock. Except for James E. Sheridan, no person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of Cadmus.

          (b) The Shareholders will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Cadmus common stock which the Shareholders have acquired.

          (c) The following table sets forth transactions by the Shareholders in Cadmus common stock over the prior sixty days which have not been previously reported on the Schedule 13D of the Reporting Persons dated March 10, 1999:

                    Number                          Total
                      of                            Price
                    Shares           Price           Per
                   Acquired        Per Share       Purchase

03-15-99            15,000          14.0000       210,000.00
03-16-99             5,000          14.1250        70,625.00
03-24-99             5,000          12.6250        63,125.00
04-05-99             2,000          14.3750        28,750.00
04-05-99             3,000          14.5000        43,500.00
04-06-99             2,000          14.6250        29,250.00
04-06-99             8,000          14.7500       118,000.00
04-07-99             1,500          14.5000        21,750.00
04-07-99            18,500          14.7500       272,875.00
  <PAGE 2>

          (d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Cadmus common stock that may be deemed beneficially owned by the Shareholders.

          (e)  Not applicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 1999                SHERIDAN PRINTING COMPANY, INC.

                              By /s/ James E. Sheridan
                                   James E. Sheridan,
                                   Director and Shareholder

                               /s/ James E. Sheridan
                                 James E. Sheridan  <PAGE 3>